15046322

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00099

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Associated Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 Main Street
(No. and Street)

Green Bay	WI	54301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William K. Curtis (414)283-2240
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

200 E Randolph Drive, Suite 5500	Chicago	IL	60601-6436
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TF 3/3/15

OATH OR AFFIRMATION

I, William K. Curtis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Associated Investment Services, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC ZACHARY J. WOLFF STATE OF WISCONSIN

W. K. Curtis
Signature

President and CEO
Title

Zachary J. Wolff
Notary Public

County of Milwaukee
Expiration date: August 2, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

FINANCIAL STATEMENTS AND SCHEDULES
DECEMBER 31, 2014

TABLE OF CONTENTS

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Associated Investment Services, Inc.:

We have audited the accompanying statement of financial condition of Associated Investment Services, Inc. (the Company) as of December 31, 2014, and the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Associated Investment Services, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/KPMG LLP

Chicago, Illinois
February 25, 2015

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS	
Cash and cash equivalents	$4,304,763
Securities not readily marketable, at estimated fair value	5,000
Deposit with clearing broker	200,000
Receivable from broker/dealers and clearing organization	932,941
Receivable from related party	121,400
Prepaid assets	184,569
Prepaid pension cost	3,521,108
Other assets	51,750
State income tax receivable from related party	474,952
Total assets	$ 9,796,483
LIABILITIES AND STOCKHOLDER'S EQUITY	
Payable to clearing organization	$ 83,840
Accrued personnel expense	1,052,283
Deferred revenue-trade credit clearing brokers	562,500
Federal income tax payable to related party	115,520
Deferred tax liabilities	1,284,432
Other liabilities	171,222
Total liabilities	$ 3,269,797
Stockholder's equity	
Common stock (No par value with a stated value of $100 per share, authorized 1,000 shares, issued and outstanding 480 shares)	$ 48,000
Surplus	4,834,688
Retained earnings	1,643,998
Total stockholder's equity	6,526,686
Total liabilities and stockholder's equity	$ 9,796,483

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE:	
Commissions	$ 7,378,253
Interest and dividends	5,055
Investment advisory fees	2,884,429
Annuity and insurance commission revenue from related party	5,479,014
Other revenues	407,349
Total revenue	16,154,100
EXPENSES:	
Personnel expense	11,673,028
Clearance fees paid to broker-dealers	691,317
Occupancy and equipment	1,228,601
Communications and data processing	267,857
Business development and advertising	300,301
Management and administrative fees paid to related party	3,192,131
Other expenses	1,288,034
Total expenses	18,641,269
Loss before income tax benefit	(2,487,169)
Income tax benefit	(988,325)
Net loss	$ (1,498,844)

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock			Retained	
	Shares	Amount	Surplus	Earnings	Total
Balance, December 31, 2013	480	$ 48,000	$4,693,571	$ 3,142,842	$7,884,413
Net loss	---	---	---	(1,498,844)	(1,498,844)
Stock-based compensation expense, net of forfeitures	---	---	141,117	---	141,117
Balance, December 31, 2014	480	$ 48,000	$ 4,834,688	$ 1,643,998	$6,526,686

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (1,498,844)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation and amortization	350
Stock-based compensation expense, net	141,117
Changes in assets and liabilities:	
Net decrease in marketable securities	1,500,105
Increase in net receivable from broker/dealer and clearing organization	(66,167)
Decrease in receivable from related party	362,839
Decrease in prepaid assets	82,151
Increase in prepaid pension cost	(659,990)
Increase in other assets	(51,750)
Increase in payable to clearing organization	82,099
Increase in accrued personnel expense	86,336
Increase in deferred revenues-trade credit clearing brokers	562,500
Increase in other liabilities	78,251
Increase in state income tax receivable from related party	(299,514)
Decrease in income federal taxes payable to related party	(47,252)
Increase in deferred tax liabilities	198,256
Net cash provided by operating activities	470,487
Net increase in cash and cash equivalents	470,487
Cash and cash equivalents at beginning of year	3,834,276
Cash and cash equivalents at end of year	$4,304,763

Supplemental disclosures of cash flow information:
Cash refunded during the year for income taxes $ 1,164,300

See accompanying notes to financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies follow.

Principal Business Activity

Associated Investment Services, Inc. (the "Company"), a wholly owned subsidiary of Associated Banc-Corp (the "Parent"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Chicago Stock Exchange.

The Company acts as an introducing broker, clears all transactions on a fully disclosed basis with a clearing broker or dealer, and transmits all customer funds and securities to the clearing broker or dealer.

Revenue Recognition

Commissions and related clearing expenses for mutual funds, investment securities, annuities, and security underwriting referral fees are recorded on a trade-date basis. Commissions for insurance products are recognized upon insurance company approval of the transaction and when the cash is received by the Company.

Customers invested in a managed product will incur a monthly management fee based on the market value of the portfolio at the beginning of the month.

Cash and Cash Equivalents

The Company considers cash and interest bearing deposits with other financial institutions to be cash and cash equivalents.

Securities

The Company owns shares in the Chicago Exchange which are not readily marketable and are reported at estimated fair value.

Fixed Assets

Furniture, equipment, software and leasehold improvements are stated at cost less accumulated depreciation and amortization. Furniture, equipment and software are being depreciated on a straight-line basis over the estimated useful lives of the assets of 3 to 14 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the improvement or the term of the lease. Maintenance and repair costs are charged to expense as incurred.

As of December 31, 2014, the Company's fixed assets were fully depreciated.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax calculated is remitted to the Parent.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates in Preparation of Financial Statements

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Stock-Based Compensation

The Company recognizes compensation expense for the fair value of stock options and restricted stock awards on a straight-line basis over the vesting period of the grants. Compensation expense recognized is included in personnel expense in the Statement of Loss. See Note 9 for additional information on stock-based compensation.

New Accounting / Regulatory Pronouncements Adopted

Effective June 1, 2014, SEC Rule 17a-5 required broker-dealers to file a compliance report or an exemption report, along with their annual audited financial statements. Due to the Company being an introducing broker-dealer and our claim of exemption 15c3-3(k)(2)(ii), we have completed an exemption report, attached as Schedule 3, to the audited financial statements.

NOTE 2 RECEIVABLE FROM AND PAYABLE TO BROKER/DEALERS AND CLEARING ORGANIZATION

At December 31, 2014, amounts receivable from and payable to broker/dealers and clearing organizations consist of fees and commissions receivable, and the related charges of customer transactions cleared through another broker/dealer on a fully disclosed basis.

NOTE 3 INCOME TAXES

Income tax benefit for the year ended December 31, 2014 consists of the following:

Current:	
Federal	$ (887,068)
State	(299,513)
Total current	(1,186,581)
Deferred:	
Federal	102,142
State	96,114
Total deferred	198,256
Income tax benefit	$ (988,325)

Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. The major differences that give rise to the deferred tax assets and liabilities for the year ended December 31, 2014 are as follows:

Deferred Tax Assets:	
Accrued liabilities	$ 25,900
Fixed assets	10,848
State income taxes	91,079
Deferred compensation	132,691
Total deferred tax assets	260,518
Deferred Tax Liabilities:	
Prepaid expenses	(25,014)
Deferred pension cost	(1,519,936)
Total deferred tax liabilities	(1,544,950)
Net deferred tax liabilities	$ (1,284,432)

The effective tax rate differs from the statutory federal tax rate. The major reasons for this difference in 2014 are as follows:

Federal income tax rate at statutory rate	35.0%
Increases (decreases) resulting from:	
State income taxes (net of federal income taxes)	5.3%
Non-deductible meals, entertainment, and other non-deductible expenses	(0.6)%
Effective income tax rate	39.7%

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets at December 31, 2014 is dependent upon the Company's ability to generate future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income (both of the Company and the consolidated/combined group within which the federal and state tax returns are filed), and, if necessary, tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deferred tax assets at December 31, 2014. No valuation allowance has been recorded at December 31, 2014.

It is the Company's policy to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Any such interest or penalties related to unrecognized tax benefits is recognized in income tax expense. The Company has not provided for any uncertain tax positions at December 31, 2014 or December 31, 2013. As such, no accrued tax interest or penalties have been recognized by the Company during 2014 or at December 31, 2014.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company's federal income tax returns are open and subject to examination from the 2011 tax return year and forward. The years open to examination by state and local government authorities varies by jurisdiction.

NOTE 4 EMPLOYEE BENEFITS

Substantially all full-time employees of the Company are covered under the noncontributory defined benefit plan ("Benefit Plan") of the Parent. Under the Benefit Plan, the Company is allocated a portion of the Benefit Plan expense and contributions to the Benefit Plan based on employees' level of compensation, and the pension obligation is recognized by the Bank. The Benefit Plan was in an overfunded position throughout 2014, resulting in a reduction to personnel expense of $9,000 on the Statement of Loss for the Company's share of the Benefit Plan expense for 2014. The Company's share of contributions to the Benefit Plan was approximately $651,000 in 2014.

Substantially all full-time employees of the Company are covered under the 401(k) and Employee Stock Ownership Plan (Savings Plan) of the Parent, and employees may make pre-tax contributions up to certain IRS dollar limits. Total expense related to the Company's contributions to the Savings Plan was approximately $345,000 in 2014, included in personnel expense on the Statement of Loss.

NOTE 5 COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space from its Parent and various entities owned by its Parent under operating lease arrangements that are cancelable under mutual agreement. Lease payments are determined annually based upon base rents, other operating costs and occupied square footage. Rent expense, included in occupancy and equipment on the Statement of Loss, for all related-party operating leases, totaled approximately $1.2 million in 2014. There are no long-term lease obligations.

The Company may be named as defendant in or be a party to various pending and threatened legal proceedings in the normal course of business activities. Because the Company cannot state with certainty the range of possible outcomes or plaintiffs' ultimate damage claims, management cannot estimate the timing or specific possible loss or range of loss that may result from these proceedings. Management believes, based upon current knowledge, that liabilities arising out of any such current proceedings will not have a material adverse effect on the financial position, results of operations or liquidity of the Company.

NOTE 6 RELATED-PARTY TRANSACTIONS

Pension and profit-sharing plan expense allocations are discussed in Note 4.

Terms of leases (including rent expense) with the Parent and various entities owned by the Parent are discussed in Note 5.

The Company paid management and administrative fees of approximately $3.2 million in 2014 to Associated Bank, National Association (the "Bank"), which is a wholly owned subsidiary of the Parent.

As discussed in Note 1, the Company is included in the consolidated federal income tax return filed by the Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax calculated is remitted to the Parent. The Company received approximately $1.2 million during 2014 from the Parent for income taxes and at December 31, 2014, the Company owes approximately $116,000 of federal income tax payable. Additionally,

the Company is included in various combined state income tax returns. As a result, the Company is due approximately $475,000 for the usage by the combined group of the Company's state net operating losses.

A revenue sharing arrangement existed between the Company and Associated Financial Group, LLC ("AFG"), a wholly owned subsidiary of the Bank. The arrangement was established to account for and allocate revenue with respect to the sale of annuity and insurance products that are distributed by dual employees of the Company and AFG. Shared revenue related to annuity and insurance product sales for 2014 totaled $5.5 million. Of this amount, approximately $121,000 was a receivable from AFG at December 31, 2014. The revenue sharing agreement with AFG was terminated on December 31, 2014.

A revenue sharing arrangement exists between the Company and Associated Trust Company, National Association, which is a wholly owned subsidiary of the Bank, to allocate asset based revenues received from Goldman Sachs. The revenue for the Company is calculated based upon the value of the assets of the Company invested with Goldman Sachs. Shared revenue for 2014 totaled approximately $1,000 which is included in Other Revenue on the Statement of Loss.

The Company maintained a balance of approximately $1.2 million of cash and cash equivalents at the Bank at December 31, 2014.

NOTE 7 OFF-BALANCE SHEET AND CONCENTRATION OF CREDIT

The Securities Investor Protection Corporation ("SIPC") insures cash and securities up to $500,000 (although coverage of cash is limited to $250,000). At December 31, 2014, there were no amounts in excess of these limits.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through a clearing broker/dealer, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker/dealer executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The clearing broker/dealer, seeks to control the risks associated with the Company's customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker/dealer monitors the Company's customers' required margin levels daily and, pursuant to such guidelines, requires the Company to contact the Company's customers to deposit additional collateral or to reduce positions when necessary.

NOTE 8 NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On July 18, 2014, the Company gave notice to

FINRA of our claim of exemption (k)(2)(ii) pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. This reduced the required minimum net capital for the Company to the greater of $50,000 or 6 2/3% of aggregated indebtedness. At December 31, 2014, the Company had net capital as defined under regulatory capital requirements of approximately $1.8 million which was approximately $1.7 million in excess of its required net capital of $132,000. The Company's ratio of aggregate indebtedness to net capital ratio was 1.08 to 1.00 at December 31, 2014.

NOTE 9 STOCK-BASED COMPENSATION

The Company recognizes expense for stock-based compensation using the fair value method of accounting. The fair value of stock options granted for common stock of the Parent is estimated on the date of grant using a Black-Scholes option pricing model, while the fair value of restricted stock awards is the fair market value on the date of grant. The fair value of stock options and restricted stock awards is amortized as compensation expense on a straight-line basis over the vesting period of the grants.

Assumptions are used in estimating the fair value of stock options granted. The weighted average expected life of the stock option represents the period of time that stock options are expected to be outstanding and is estimated using historical data of stock option exercises and forfeitures. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility is based on the implied volatility of the Parent's stock. The following assumptions were used in estimating the fair value for options granted in 2014: a weighted average expected life of 6 years, a risk-free interest rate of 2.00%, an expected volatility of 20.00%, and a dividend yield of 2.00%. Based on these assumptions, the estimated fair value of the stock options granted during 2014 was $3.03 per share.

A summary of the Company's stock option activity for 2014 is presented below.

Stock Options	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2013	69,366	$19.24
Granted	14,838	17.67
Exercised	(3,287)	13.55
Forfeited	(3,675)	29.43
Outstanding at December 31, 2014	77,242	$18.69
Options exercisable at December 31, 2014	47,472	$20.61

A summary of the Company's restricted stock awards activity for 2014 is presented below.

Restricted Stock Awards	Shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2013	12,916	$14.60
Granted	10,788	17.71
Vested	(3,537)	14.48
Forfeited	(978)	16.80
Outstanding at December 31, 2014	19,189	$16.26

The Company recognized compensation expense of approximately $50,000 and $91,000 during 2014 for the vesting of stock options and restricted stock awards, respectively. At December 31, 2014, the Company had approximately $62,000 and $235,000 of unrecognized compensation costs related to stock options and restricted stock awards, respectively, that are expected to be recognized over the remaining vesting period of approximately 4 years.

NOTE 10 FAIR VALUE MEASUREMENTS

Fair value represents the estimated price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions (i.e., an exit price concept). Assets and liabilities are categorized into three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy in which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. Below is a brief description of each fair value level.

Level 1 inputs Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 inputs Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 inputs Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

Following is a description of the valuation methodologies used for the Company's financial instruments measured on a recurring basis at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the valuation methodologies used at December 31, 2014, and there have been no transfers between the fair value levels.

<u>Securities not readily marketable, at estimated fair value:</u>
The Company's shares in the Chicago Stock Exchange totaled $5,000 at December 31, 2014 and are classified within Level 2 of the fair value hierarchy.

NOTE 11 SUBSEQUENT EVENTS

Management has evaluated subsequent events for potential recognition or disclosure through February 25, 2015, the date of the filing of the financial statements with the Securities and Exchange Commission.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

Schedule 1

Computation of Net Capital Pursuant to SEC Rule 15C3-1
Under the Securities Exchange Act of 1934
December 31, 2014

NET CAPITAL:		
Total stockholder's equity		$6,526,686
Deductions and/or charges:		
Total Non-allowable assets from		
Statement of Financial Condition:		
Receivable from related party	121,400	
Prepaid assets	184,569	
Prepaid pension cost	3,521,108	
State income tax receivable from related party	474,952	
Other assets	301,089	
Total Non-allowable assets	4,603,118	
Other deductions and/or charges	90,950	
Total deductions and/or charges		(4,694,068)
Net capital		$1,832,618

COMPUTATION OF AGGREGATE INDEBTEDNESS:

Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 1,985,364
Percentage of aggregate indebtedness to net capital	108.33
Ratio: Aggregate indebtedness to net capital	1.08 to 1.00

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 132,358
Minimum dollar net capital requirement	$ 50,000
Net capital requirement (greater of minimum net capital or minimum dollar net capital)	$ 132,358
Excess net capital	$1,700,260
Net capital less greater of 10% of Total aggregate indebtedness Or 120% of Minimum dollar net capital requirement	$1,634,082

There is no material difference between the computation of net capital above and that reported by the Company in the December 31, 2014, Part II A (unaudited) of Form X-17A-5 filed on January 26, 2015.

See accompanying report of independent registered public accounting firm.

Schedule 2

Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

The Company is exempt from computing the reserve requirements under Rule 15c3-3, paragraph (k)(2)(ii), of the Securities Exchange Act of 1934 as well as including information relating to the possession or control requirements under Rule 15c3-3. The Company clears through another broker-dealer on a fully disclosed basis, carries no margin accounts, and does not hold funds or securities for or owe money or securities to customers. Should the Company receive any customer funds and securities, they are promptly transmitted to the clearing broker who carries the accounts of such customers on a fully disclosed basis.

See accompanying report of independent registered public accounting firm.

Other Information:

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

Schedule 3

Exemption Report

The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company met the exemption provision for the period of June 1, 2014 to December 31, 2014 except as described below:

June

1 Variable annuity check	$ 1,377
11 Brokerage checks	491,585
2 Direct mutual fund checks	470
June Total (14)	**$ 493,432**

July

18 Brokerage checks	$ 270,929
7 Direct mutual fund checks	43,900
July Total (25)	**$ 314,829**

August

3 Variable annuity checks	$ 182,646
16 Brokerage checks	726,906
3 Direct mutual fund checks	62,000
August Total (22)	**$ 971,552**

September

31 Brokerage checks	$ 579,244
3 Direct mutual fund checks	6,500
September Total (34)	**$ 585,744**

October

19 Brokerage checks	$ 384,119
5 Direct mutual fund checks	8,721
October Total (24)	**$ 392,840**

November

10 Brokerage checks	$ 249,804
1 Variable annuity check	51,914
8 Direct mutual fund checks	91,500
November Total (19)	**$ 363,218**

December

11 Brokerage checks	$ 385,276
1 Variable annuity check	20,000
9 Direct mutual fund checks	61,600
December Total (21)	**$ 466,876**

Grand Total (159)	**$ 3,588,491**

Associated Investment Services, Inc.

By: W. K. Curtis
Title: CEO and President

Date: Feb. 25, 2015

See accompanying report of independent registered public accounting firm.

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Associated Investment Services, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) Associated Investment Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

/s/KPMG LLP

Chicago, Illinois
February 25, 2015

KPMG

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Associated Investment Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Associated Investment Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries per inspection of check requests and check copies, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

/s/KPMG LLP

February 25, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19**********2608*************************MIXED AADC 220
000099 FINRA DEC
ASSOCIATED INVESTMENT SERVICES INC
433 MAIN ST
GREEN BAY WI 54301-5114

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Adam Levenstein
920-491-7229

2. A. General Assessment (item 2e from page 2)		$ 11,148
B. Less payment made with SIPC-6 filed (exclude interest) 7/23/2014 Date Paid		(5,683)
C. Less prior overpayment applied		(—)
D. Assessment balance due or (overpayment)		5,465
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		—
F. Total assessment balance and interest due (or overpayment carried forward)		$ 5,465
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 5,465	
H. Overpayment carried forward	$(—)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Associated Investment Services Inc
(Name of Corporation, Partnership or other organization)

Adam Levenstein
(Authorized Signature)

Dated the 28 day of January, 20 15.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 16,154,100
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	11,493,313
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	193,559
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 8,064	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 1,633	
Enter the greater of line (i) or (ii)		8,064
Total deductions		11,694,936
2d. SIPC Net Operating Revenues		$ 4,459,164
2e. General Assessment @ .0025		$ 11,148

(to page 1, line 2.A.)